August 22, 2005

By EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0309
Washington, D.C. 20549

Attn:     Joe Kempf, Staff Accountant
              Joe Cascarano, Staff Accountant

Re:        UniFirst Corporation
               Form 10-K for the fiscal year ended August 28, 2004
               Filed November 12, 2004
               File No. 001-08504

Ladies and Gentlemen:

        This letter is submitted on behalf of UniFirst Corporation, Inc. (the “Company”), 68 Jonspin Road, Wilmington, MA, 01887, in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended August 28, 2004 (the “Form 10-K”), as set forth in a letter dated August 4, 2005 to John B. Bartlett (the “Comment Letter”) and comments of the Staff during a phone call with Steven S. Sintros (Corporate Controller) on August 4, 2005.

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Comment No. 1

We note your statement that your “disclosure controls and procedures are effective to ensure that material information relating to the Company required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s Rules and forms.” Since you restated your financial statements for the year ended December 31, 2004 (August 28, 2004), it appears that your disclosure controls and procedures were ineffective as of December 31, 2004 (August 28, 2004). Please revise, or tell us why you believe they were effective.

Response to Comment No. 1

        The Company views its internal controls over financial reporting as a component of its overall disclosure controls and procedures and therefore, is responding to the Staff’s comments in that context. The Company has concluded that its disclosure controls and procedures were effective as of August 28, 2004 as the Company believes that the failure to include information omitted and subsequently included in the Company’s Form 10-K/A filing on July 28, 2005 (Form 10-K/A) did not represent a material weakness in its internal controls over financial reporting which caused its disclosure controls and procedures to be deemed ineffective. While the SEC Staff has not issued specific interpretive guidance regarding disclosure controls and procedures, in the May 16, 2005 Staff Statement on Management’s Report on Internal Controls Over Financial Reporting, the SEC staff asserted, “Neither Section 404 nor the Commission’s implementing rules required that a material weakness in internal controls over financial reporting must be found in every case of restatement resulting from an error. Rather, both management and the external auditor should use their judgment in assessing the reasons why a restatement was necessary and whether the need for restatement resulted from a material weakness in controls. Such an evaluation should be based on all the facts and circumstances, including the probability of occurrence in light of the assessed effectiveness of the company’s internal control, keeping in mind that internal control over financial reporting is defined as operating at the level of reasonable assurance.” The Company continues to believe that its disclosure controls and procedures are effective to ensure that material information relating to the Company that is required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

        The Company conclusion is based on the following information:

A.	The amendment to the Form 10-K was the result of a different interpretation of the disclosure requirements of SFAS 131, not the result of ineffective disclosure controls and procedures.

B.

None of the additional disclosures included in the Company’s Form 10-K/A affected or changed the Company’s previously reported consolidated revenues, net income, income per share or other results of operations and did not require restatement of the basic consolidated financial statements (Balance Sheets, Statements of Income, Shareholders’ Equity and Cash Flows).

C.

While the expanded disclosures provide additional information, that additional information was consistent with previous disclosures in Item I “Business” and Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

D.

The additional disclosure in the Form 10-K/A did not result in any questions or comments from shareholders or analysts regarding the additional information presented in the Form 10-K/A or a significant fluctuation of the Company’s stock price surrounding its press release announcing the amendment of its Form 10-K or the actual filing of the amendment.

E.

The Company consulted with Ernst & Young LLP, its independent registered public accounting firm, including its national office regarding this matter. Ernst & Young LLP agreed with the Company’s conclusion that the failure to include the information omitted and subsequently included in the Company’s Form 10-K/A did not represent a material weakness in its internal controls over financial reporting which caused its disclosure controls and procedures to be deemed ineffective.

        After evaluating the above information, the Company reconsidered its disclosure in Item 9A. “Controls and Procedures” and continues to believe its disclosure controls and procedures are effective to ensure that material information relating to the Company that is required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

Comment No. 2

In the Company’s response dated March 11, 2005 to the Staff’s letter dated February 18, 2005, the Company stated that, Pursuant to the Rule 5-03(b)(1) of Regulation S-X, the Company will state separately on its Statement of Income, revenues and operating costs for the following categories; “Rental and Cleaning” and “Direct Sales” in future filings. The “Direct Sales” category will include sales and cost of sales as applicable, related to the direct sale of first-aid cabinet services and safety supplies and direct sale of garments, non-garment items and specialty garments.” The Staff has asked the Company to include such disclosure in filings going forward or to explain to the Staff why such disclosures are not required.

Response to Comment No. 2

        The Company has subsequently determined that based on the guidance in Rule 5-03(b)(1) that Direct Sales revenues and costs are not required to be disclosed separately as they are less than 10% of total revenues. Therefore, the Company will continue to disclose one line each for revenues and costs of sales in future filings.

If you should have any questions about this letter, please call the undersigned at (978) 658-8888.

Very truly yours, By: /s/ John B. Bartlett John B. Bartlett, Senior Vice President and Chief Financial Officer